SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

CKX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP NUMBER)

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
150 Fifth Avenue	1177 Avenue of the Americas
New York, New York 10011	New York, New York 10036
Tel. No.: (212) 231-0091	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 715-9100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Introductory Note:

This Amendment No. 17 (this “Amendment”) filed by Robert F.X. Sillerman (“Sillerman”) and Sillerman Capital Holdings, L.P. (“Capital Holdings” and together with Sillerman, the “Reporting Persons”), amends the Schedule 13D originally dated December 23, 2004, as it has been amended from time to time, filed by the Reporting Persons and others (the “Statement”), with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company”).  Notwithstanding this Amendment, the original Statement and the prior amendments speak as of their respective dates.

Item 2.	Identity and Background

Item 2(b) and (c) of the Statement is hereby amended and restated in its entirety to read as follows:

       (b)  Sillerman has his principal office at 150 Fifth Avenue, New York, New York 10011.  Capital Holdings has its principal office at 159 East 70th Street, New York, New York 10021.

       (c)  The principal business of Sillerman is acting as the Executive Chairman of Function (X) Inc., which has its principle executive offices at 159 East 70th Street New York, New York 10021, the Chief Executive Officer and Chairman of the Board of Circle Entertainment Inc. and the Managing Member of FXM Asset Management LLC, which each has its principle executive offices at 650 Madison Avenue, New York, New York 10022.  Function (X) Inc. is a media and entertainment company focused on digital and mobile technology.  Circle Entertainment Inc. is developing a location based entertainment business.  FXM Asset Management LLC is an asset management company.  The principal business of Capital Holdings consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented with the following information:

On May 16, 2011, the Supporting Stockholders and Parent entered into a letter agreement clarifying certain provisions of the Support Agreement (the “Letter Agreement”).  The following description of certain provisions of the Letter Agreement is qualified by reference to the full text of the Letter Agreement, which is filed as an exhibit to this Amendment.

Pursuant to the Letter Agreement, each Supporting Stockholder agreed, upon notice from Parent, to place the Covered Shares that are not subject to a pledge (the “Unrestricted Shares”) into a voting trust, along with written consents in favor of adoption and approval of the Merger and the other transactions contemplated by the Merger Agreement and irrevocable proxies in respect of the Unrestricted Shares and the Covered Shares subject to a pledge (the “Pledged Shares”), within a prescribed period after the date of the Letter Agreement.  Each Supporting Stockholder also agreed to use reasonable best efforts to place the Pledged Shares into the voting trust upon release of any liens on the Pledged Shares.

In addition, the Supporting Stockholders agreed not to enter into any refinancing that would replace or supplement any obligations secured by the Covered Shares without Parent’s consent (but agreed to consider any refinancing facilitated by Parent).

Each Supporting Stockholder further agreed to use reasonable best efforts to cause any lien on the Pledged Shares to be removed and to cause the lender under the loan (the “Loan”) to one or more of the Supporting Stockholders pursuant to which the Pledged Shares are pledged to release and deliver to Parent prior to the consummation of the Merger the Pledged Shares and to cause the proceeds thereof to be applied to the Loan to the extent of the lien on the Pledged Shares.

The Supporting Stockholders agreed to grant to Parent and certain of its officers, upon the request of Parent, a proxy to vote the Covered Shares in accordance with the Support Agreement.

The Supporting Stockholders agreed to comply with certain confidentiality obligations concerning non-public information regarding Apollo Management VII, L.P., Parent, the Company and their affiliates in connection with the Support Agreement for the term of the Letter Agreement and for one year thereafter.

In the event that the Supporting Stockholders fail to comply with the Support Agreement and the Letter Agreement, the Supporting Stockholders could forfeit certain rights, as provided in the Letter Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented with the following information:

On May 16, 2011, the Reporting Persons entered into the Letter Agreement.  Reference is made to Item 4 for a description of certain terms of the Letter Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented with the following information:

Exhibit 1                  Letter Agreement, dated May 16, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 18, 2011

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P. By: Sillerman Capital Holdings, Inc., its general partner
By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President